Exhibit 12.01

NORTHERN STATES POWER COMPANY - MINNESOTA (CONSOLIDATED)

STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

Thousands of Dollars

	March 31,	December 31,
	2006	2005	2004	2003	2002	2001
Earnings:

Net Income	$58,942	$237,744	$230,274	$192,942	$200,222	$207,865

Add:
Income Taxes	31,825	111,783	94,613	76,524	108,141	132,732
Fixed charges	40,303	151,396	142,147	144,951	123,220	112,780
Earnings	$131,070	$500,923	$467,034	$414,417	$431,583	$453,377

Fixed charges:
Interest charges, excluding AFC - debt, per statement of income	$40,303	$151,396	$142,147	$135,764	$107,470	$97,030
Distributions on redeemable preferred securities of subsidiary trust	—	—	—	9,187	15,750	15,750
Total fixed charges	$40,303	$151,396	$142,147	$144,951	$123,220	$112,780

Ratio of earnings to fixed charges
	3.3	3.3	3.3	2.9	3.5	4.0